Exhibit 10.5

OFFER LETTER

FOR

SVP, HUMAN RESOURCES

OF METROPCS (Post-Close)

TOM CURRIER

April 30, 2013

As you know, MetroPCS Communications, Inc. (“Metro”), Deutsche Telekom, AG (“DT”), and certain other parties have entered into a Business Combination Agreement (the “BCA”) pursuant to which DT has become the majority stockholder of Metro and Metro has been renamed “T-Mobile US, Inc.” (“T-Mobile”). For purposes of this offer letter, we refer to the series of transactions contemplated by the BCA as the “Transaction” and the consummation of the Transaction as the “Closing.”

This offer letter confirms our understanding and agreement about your role and compensation with MetroPCS Texas, LLC (“Metro Texas”), a wholly-owned subsidiary of T-Mobile, immediately following the Closing.

Position:	SVP, Human Resources, MetroPCS Business

Start Date:	Immediately following the Closing

Location:	Company Headquarters: 12920 SE 38th St., Bellevue, WA 98006

Salary:	This position is an exempt salaried position and your current Metro annualized gross base compensation in effect immediately preceding the Closing will not change in 2013. Thereafter, you will be eligible for changes from time to time consistent with other similarly situated T-Mobile employees.

Short Term Incentive:	In 2014, you will be eligible to participate in T-Mobile’s annual incentive compensation plan as established by the T-Mobile Compensation Committee. For 2014, your target annual incentive award will be 60% of your eligible earnings, subject to approval by the Compensation Committee. The performance goals will also be established by the T-Mobile Compensation Committee.

Long Term Incentive Plan (LTIP):	In 2014, and in 2013 if an LTIP is granted on or after the date of the Closing to employees of T-Mobile, you will be eligible to participate in T-Mobile’s LTIP with a target value of 100% of your Annual Base Salary and Target Bonus (Total Target Cash), subject to T-Mobile Compensation Committee approval. The specific terms and conditions will be outlined in the applicable plan document and any award documents once finalized and approved by the T-Mobile Compensation Committee.

Payments At Closing:	Your Metro equity awards, including your unvested stock options grants and restricted stock awards, outstanding at the Closing have vested and are being treated according to their terms and the terms and conditions of the BCA and Section 4 of the Change in Control Agreement, dated effective as of May 12, 2011, by and between you and Metro, as amended (the “CIC Agreement”). In accordance with the 2010 Metro Equity Incentive Plan and the CIC Agreement, your Metro 2013 annual cash performance award also has vested (at target) and has been paid at the Closing.

Severance Protection:

(a) The current Metro CIC Agreement will remain in effect in accordance with its terms. Accordingly, if you have a qualifying termination of employment during the applicable Protection Period (as defined in the CIC Agreement) following the Closing, you will be eligible for the payments and benefits set forth in, and subject to the terms of, the CIC Agreement. Notwithstanding anything contained herein to the contrary, the execution of or performance under this offer letter, or your continued employment, shall not constitute or be deemed a waiver of any rights you may have under the CIC Agreement.

(b) For the period of 12 months following the Closing, upon your voluntary termination of employment with at least 90 days notice and upon signing and delivering to T-Mobile a release of all claims against T-Mobile in a form mutually agreed upon by you and T-Mobile (the “Release”) not later than 60 days following your termination, you shall be entitled to (i) two times an amount equal to the sum of your Metro annual base salary plus “target” Annual Bonus effective immediately prior to Closing, (ii) a payment at target (100%) for your 2013 Metro annual cash incentive award as defined by the CIC Agreement pro-rated by the number of days in 2013 prior to the closing and (iii) 24 months of medical and dental insurance coverage for you and your dependants on the same terms and conditions as existed immediately before termination and provided in the manner described in the Section 3(a)(iii) of the CIC Agreement and Attachment A. The payments identified in clauses (i) and (ii) above are payable in a lump sum on the 60th day following your termination date subject to the provisions of Attachment A. The Release described above will be provided to you by T-Mobile within 10 days following your termination of employment. T-Mobile recognizes that because you will be required to move to the State of Washington in order to carry out your new role, you would be deemed to have “good reason” that would allow you to resign and receive benefits under your CIC Agreement. This provision is included in recognition thereof. In addition, you shall be entitled to the following: (i) accrued and unpaid salary as of the date of termination; (ii) reimbursement of all expenses reasonably and necessarily incurred in accordance with T-Mobile policy; and (iii) any accrued but unused paid time off.

(c) Following the expiration or termination of the CIC Agreement in accordance with its terms, you shall be eligible for severance benefits under such change in control plan as T-Mobile shall institute for executives at your level as approved by the T-Mobile Compensation Committee. The severance benefit is expected to be an amount equal to two times the sum of your then effective annual Base Salary plus your Target Bonus. The specific terms and conditions will be outlined in the final plan document and it is expected that under such terms and conditions the payments and benefits would be provided in a manner to be exempt from the application of Section 409A of the Internal Revenue Code.

Relocation:	You will receive relocation assistance for costs associated with your move to the Seattle, Washington area under T-Mobile’s Relocation Policy.

Stay Bonus:	In addition to the compensation specified above, if (a) you remain employed by Metro Texas or any of its affiliates until May 1, 2014 (the “Stay Bonus Date”), or (b) your employment is terminated by Metro Texas or any of its affiliates prior to the Stay Bonus Date other than for “Cause” (as defined in the CIC Agreement), you will receive a lump sum payment of $322,400 in cash (the “Stay Bonus”) within 30 days of the earlier of (i) the Stay Bonus Date or (ii) the date your employment is terminated. The Stay Bonus will be less applicable taxes and withholdings.

Character of Payments:	Notwithstanding anything to the contrary set forth in the CIC Agreement, this retention letter or otherwise, the Stay Bonus shall not (a) offset or otherwise reduce the amounts (including any severance benefits) payable to you under the CIC Agreement, (b) be a payment to be taken into account under Section 3(b) of the CIC Agreement, or (c) reduce any Severance Benefits described in Section 3 of the CIC Agreement.

Benefits:	You will remain eligible for Metro Texas benefits and benefit plans unless you are moved to the T-Mobile payroll, in which case you will be eligible for T-Mobile’s benefits and benefit plans. Until January 1, 2014, all benefits and benefit plans available to you (including vacation) will be no less favorable to you than was the case prior to the Closing, except that any changes to the vacation benefits of all Metro employees to conform to T-Mobile’s policies with respect to its employees, including a prohibition on taking vacation before it accrues, shall apply to you.

Service Credit:	For all T-Mobile benefits and benefit plans to which you become subject, whether existing, modified or newly adopted benefits or benefit plans (including without limitation vacation, severance and paid time off plans), you will receive service credit based on your original hire date April 6, 2009 for all purposes (including without limitation eligibility, vesting and benefit levels). In all cases, you will be treated no less favorably under the T-Mobile benefits and benefit plans than similarly situated employees of T-Mobile and its affiliates, including with respect to any 401(K), equity awards and deferred compensation plans or programs.

Employment at Will:	Your employment is “at will,” meaning that it is not for a specific duration and may be terminated by you or Metro Texas at any time, for any reason or for no reason whatsoever, with or without notice, and with or without cause (provided, however, that termination of your employment shall not limit or impair any of your rights under the CIC Agreement or hat have otherwise accrued through the date your employment is terminated). The at-will status of your employment may not be altered except by a written contract signed by the President or CEO of T-Mobile. No one other than the President or CEO has the authority to enter into an employment contract with you or otherwise modify the at-will status of your employment.

Restrictive Covenant and Confidentiality Agreement:	Concurrently herewith, you have entered into a T-Mobile Restrictive Covenant and Confidentiality Agreement and have been released from your Metro restricted covenant and confidentiality agreement. To the extent any of the provisions of the Restrictive Covenant and Confidentiality Agreement are inconsistent with the provisions of the CIC Agreement, such provisions of the CIC Agreement shall be deemed terminated and to have no force or effect.

Section 409(A):	See Attachment A

If the terms of this offer letter are acceptable, please confirm your acceptance below.

We are looking forward to you continuing in this key leadership role.

Sincerely,

T-Mobile US, Inc.

Larry Myers

EVP, Human Resources

AGREED as of the date below:

/s/ Tom Currier

Tom Currier

Dated: April 30, 2013

ATTACHMENT A

Compliance with Section 409A

It is intended that this offer letter comply with the provisions of Section 409A of the Code and the Treasury regulations relating thereto, or satisfy the requirements for an exemption to Section 409A of the Code, in each case to the extent applicable to this offer letter and, accordingly, to the maximum extent permitted, this offer letter shall be interpreted and be administered in a manner to be in compliance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, you shall not be considered to have terminated employment for purposes of this offer letter, and no payment shall be due to you under this offer letter that provides for payment in connection with your termination of employment, unless such termination constitutes your “separation from service” as such term is defined in Treasury Regulation Section 1.409A-1(h) and any successor provision thereto (“Separation from Service”). Any payments that qualify for the “short-term deferral” exception from Section 409A of the Code as described in Treasury Regulation Section 1.409A-1(b)(4) will be paid under such exception. For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii) and the application of the short-term deferral exception), each payment under this offer letter will be treated as a separate payment. Notwithstanding anything to the contrary in this offer letter (whether under this offer letter or otherwise), to the extent delayed commencement of any portion of the payments to be made to you upon your Separation from Service is required to avoid a prohibited payment under Section 409A(a)(2)(B)(i) of the Code, such portion of the payments shall be delayed and paid on the first business day after the earlier of (i) the date that is six months following such Separation from Service or (ii) your death. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts reimbursable to you under this offer letter shall be paid to you on or before the last day of the year following the year in which the expense was incurred and the amount of expenses eligible for reimbursement (and in-kind benefits provided to you) during any one year may not affect amounts reimbursable or provided in any subsequent year and may not be liquidated or exchanged for any other benefit.

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